SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report: November 19, 2002
(Date of earliest event reported)

JOHN DEERE CAPITAL CORPORATION

(Exact name of registrant as specified in charter)

DELAWARE
(State or other jurisdiction of incorporation)
1-6458
(Commission File Number)

36-2386361
(IRS Employer Identification No.)

1 East First Street
Suite 600
Reno, Nevada 89501
(Address of principal executive offices and zip code)

(775)786-5527
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report.)

Item 5.   Other Events.

JDCC's net income was $57.2 million for the fourth quarter and $230.6 million for the year, compared with $41.9 million and $157.8 million, respectively, last year. The increase in net income for the quarter was primarily due to higher income on dealer receivables. The increase in net income for the year was mainly due to higher income on dealer receivables, increased gains on retail-note sales and improved interest-rate spreads, partially offset by a higher provision for bad debts and losses related to the peso devaluation in Argentina.

Net receivables and leases financed by JDCC were $11.240 billion at October 31, 2002, compared with $11.790 billion one year ago. The decrease resulted from retail-note sales during the last twelve months. Net receivables and leases administered, which include receivables previously sold, totaled $13.773 billion at October 31, 2002, compared with $13.242 billion at October 31, 2001.

Item 7.   Financial Statements, Pro Forma Financial Information and Exhibits.

(c) Exhibits

(20) Press release and supplemental financial information of Deere & Company.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

JOHN DEERE CAPITAL CORPORATION

By: */s/ NATHAN J. JONES*
Nathan J. Jones
Senior Vice President and
Chief Financial Officer

Dated: November 19, 2002

Exhibit Index

Number and Description of Exhibit

(20)   Press release and supplemental financial information of Deere & Company (Incorporated by reference to Deere & Company Current Report on Form 8-K dated November 19, 2002, file number (1-4121).